UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): July 27, 2020

Schultze Special Purpose Acquisition Corp.
(Exact name of registrant as specified in its charter)

Delaware	001-38760	83-0891815
(State or other jurisdiction	(Commission File Number)	(I.R.S. Employer
of incorporation)		Identification No.)

800 Westchester Avenue, Suite 632
Rye Brook, NY	10573
(Address of principal executive offices)	(Zip Code)

(914) 701-5260

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Common Stock and one Warrant	SAMAU	The Nasdaq Stock Market LLC
Common Stock, par value $0.0001 per share	SAMA	The Nasdaq Stock Market LLC
Warrants, each warrant exercisable for one share of Common Stock at an exercise price of $11.50	SAMAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01. Regulation FD Disclosure.

On July 27, 2020, Schultze Special Purpose Acquisition Corp., a Delaware corporation (“SAMA”), and Clever Leaves International Inc., a corporation organized under the laws of British Columbia, Canada (“Clever Leaves”), issued a joint press release announcing the execution of a Business Combination Agreement by and among SAMA, Clever Leaves, Clever Leaves Holdings Inc., a corporation organized under the laws of British Columbia, Canada, and a wholly-owned subsidiary of Clever Leaves (“Holdco”), and Novel Merger Sub Inc., a Delaware corporation and a direct wholly-owned subsidiary of Holdco, pursuant to which SAMA agreed to combine with Clever Leaves in a business combination (the “Business Combination”) that will result in Clever Leaves becoming a direct wholly-owned subsidiary of Holdco and SAMA becoming a direct wholly-owned subsidiary of Clever Leaves, and announcing that SAMA and Clever Leaves will make a pre-recorded joint webcast presentation regarding the Business Combination on July 27, 2020 at 11:00 a.m., Eastern Time (the “Webcast”). Copies of the press release and the transcript of the Webcast are attached hereto as Exhibits 99.1 and 99.2, respectively, and incorporated herein by reference. Such exhibits and the information set forth therein are being furnished and shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor shall they be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act.

Attached hereto as Exhibit 99.3 and incorporated herein by reference is the form of presentation to be used by SAMA and Clever Leaves in presentations for certain of SAMA’s stockholders and other persons. Such exhibit and the information set forth therein is being furnished and shall not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Additional Information and Where to Find It

In connection with the proposed Business Combination, a registration statement on Form S-4 (the “Form S-4”) is expected to be filed by Holdco with the U.S. Securities and Exchange Commission (the “SEC”) that will include a proxy statement of SAMA that will also constitute a prospectus of Holdco. The definitive proxy statement/prospectus and other relevant documents will be mailed to SAMA’s stockholders. SAMA, Clever Leaves and Holdco urge investors, stockholders and other interested persons to read, when available, the Form S-4, including the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus, as well as other documents filed with the SEC, because these documents will contain important information about SAMA, Clever Leaves, Holdco and the proposed Business Combination. Such persons can also read SAMA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, for a description of the security holdings of SAMA’s officers and directors and their respective interests as security holders in the consummation of the transactions described herein. The definitive proxy statement/prospectus will be mailed to SAMA’s stockholders as of a record date to be established for voting on the Business Combination. SAMA’s stockholders will also be able to obtain a copy of such documents, without charge, by directing a request to: Schultze Special Purpose Acquisition Corp., 800 Westchester Avenue, Suite 632, Rye Brook, New York 10573. These documents, once available, can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

Participants in Solicitation

SAMA, Clever Leaves, Holdco and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of SAMA’s stockholders in connection with the proposed Business Combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of SAMA’s directors and executive officers in SAMA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 10, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SAMA’s stockholders in connection with the proposed Business Combination will be set forth in the proxy statement/prospectus for the proposed Business Combination when available. Information concerning the interests of SAMA’s and Clever Leaves’ participants in the solicitation, which may, in some cases, be different than those of SAMA’s and Clever Leaves’ equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed Business Combination when it becomes available.

Non-Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of SAMA, Holdco or Clever Leaves, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward Looking Statements

This Current Report on Form 8-K includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. These forward-looking statements and factors that may cause such differences include, without limitation, changes in Clever Leaves’ clients’ preferences, prospects and the competitive conditions prevailing in the industries in which Clever Leaves operates; the inability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, the amount of cash available following any redemptions by SAMA stockholders; the ability to meet Nasdaq’s listing standards following the consummation of the transactions contemplated by the proposed Business Combination; costs related to the proposed Business Combination; expectations with respect to future operating and financial performance and growth, including when Clever Leaves will become cash flow positive; the timing of the completion of the proposed Business Combination; Clever Leaves’ ability to execute its business plans and strategy and to receive regulatory approvals; potential litigation involving the parties; global economic conditions; geopolitical events, natural disasters, acts of God and pandemics, including, but not limited to, the economic and operational disruptions and other effects of COVID-19; regulatory requirement and changes thereto; access to additional financing; and other risks and uncertainties indicated from time to time in filings with the SEC. Other factors include the possibility that the proposed Business Combination does not close, including due to the failure to receive required security holder approvals, the failure to obtain an extension of the business combination deadline if sought by SAMA or the failure of other closing conditions. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in SAMA’s most recent filings with the SEC and will be contained in the Form S-4, including the proxy statement/prospectus expected to be filed in connection with the proposed transactions described above. All subsequent written and oral forward-looking statements concerning SAMA, Clever Leaves or Holdco, the transactions described herein or other matters and attributable to SAMA, Clever Leaves, Holdco or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of SAMA, Clever Leaves and Holdco expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Item 8.01. Other Events.

See Item 7.01.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description
99.1	Press Release, dated July 27, 2020

99.2	Transcript of Webcast

99.3	Form of Investor Presentation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SCHULTZE SPECIAL PURPOSE ACQUISITION CORP.

By:	/s/ George J. Schultze
Name: George J. Schultze
Title: Chief Executive Officer

Date: July 27, 2020

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